May 23, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Jay Ingram

Re:                             GMS Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-205902

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as Representatives of the several underwriters, hereby join the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m., Eastern time, on May 25, 2016 or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 4,300 copies of the Company’s Preliminary Prospectus dated May 16, 2016 through the date hereof to underwriters, dealers, institutions and others.

The undersigned, as Representatives of the several underwriters, have and will, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

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Very truly yours,

BARCLAYS CAPITAL INC.
CREDIT SUISSE SECURITIES (USA) LLC
As Representatives of the several Underwriters.

By:	BARCLAYS CAPITAL INC.

By:	/s/Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/Santiago Gilfond
Name:	Santiago Gilfond
Title:	Managing Director

[Signature Page to Acceleration Request]